Exhibit 2.1

State of Delaware Secretary of State Division of Corporations Delivered 03:49 PM 12/15/2022 FILED 03:49 PM 12/15/2022 SR 20224283518 - File Number 7191326

CERTIFICATE OF FORMATION

OF

MANSION COLLECTION I LLC

This Certificate of Formation is being executed as of December 14, 2022 for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act, 6, Del.C. §§ 18-101, et seq. (the “Delaware Act”).

The undersigned, being duly authorized to execute and file this Certificate of Formation, does hereby certify as follows:

1.	Name. The name of the limited liability company is Mansion Collection I LLC (the “Company”).

2.	Registered Office and Registered Agent. The Company’s registered office in the State of Delaware is located at 16192 Coastal Highway Lewes, Delaware 19958 USA. The registered agent of the Company for service of process at such address is Harvard Business Services, Inc.

3.	Notice of Limitation of Liabilities of Series. Notice is hereby given that pursuant to Section 18-215 of the Delaware Act, the Company is or may hereafter be constituted as a series limited liability company and that pursuant to Section l80-2l5(b) of the Delaware Act, the debts, liabilities and obligations and expenses incurred, contracted for otherwise existing with respect to a particular series of the Company shall be enforceable against the assets of such series only and not against the assets of the Company generally or any other series thereof, and, unless otherwise provided in the limited liability company agreement of the Company, none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the Company generally or any other series thereof shall be enforceable against the assets of such series.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Formation as of the day and year first above written.

By:	/s/ John Sutton

John Sutton

Authorized Person